UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
GLG Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
37929X 107
(CUSIP Number)
Blue Hill Trust
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Cayman Islands
Attention: Fiona M. Barrie
Deputy Managing Director
345-949-9876

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	2	of	12	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Blue Hill Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,460,854 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,460,854 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

OO

[1]	Represents an aggregate of 159,623,802 shares held by the VSA Parties (described below) as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. The Blue Hill Trust may be deemed to have beneficial ownership of these shares. The Blue Hill Trust disclaims beneficial ownership of these shares, except for the 8,460,854 shares reported in row 11.
[2]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Company’s 5.00% convertible subordinated notes due 2014 (the “Notes”). Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	3	of	12	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Green Hill Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,640,570 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,640,570 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

OO

[1]	Represents an aggregate of 159,623,802 shares held by the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. The Green Hill Trust may be deemed to have beneficial ownership of these shares. The Green Hill Trust disclaims beneficial ownership of these shares, except for the 5,640,570 shares reported in row 11.
[2]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	4	of	12	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ogier Fiduciary Services (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,101,424 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,101,424 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

CO

[1]	Represents an aggregate of 159,623,802 shares held by the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, may be deemed to have beneficial ownership of these shares. Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust and for itself, disclaims beneficial ownership of these shares, except for the 14,101,424 shares reported in row 11.
[2]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 4.5%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	5	of	12	Pages
Item 1. Security and Issuer.
     This statement dated June 25, 2010 (the “Schedule 13D”), jointly filed by the Blue Hill Trust, the Green Hill Trust and Ogier Fiduciary Services (Cayman) Limited (the “Trustee”), in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Company”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and subsidiary of the Company (“Exchangeable Shares”) and (4) the Company’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which are exchangeable for or convertible into shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.
     The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.
Item 2. Identity and Background.
     This statement is being filed jointly by the Blue Hill Trust, the Green Hill Trust and the Trustee, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust. They are hereinafter sometimes collectively referred to as the “Reporting Persons”. Each of the Blue Hill Trust and the Green Hill Trust were established for the benefit of certain past, current or future employees and key personnel of the Company who participate or may in the future participate in any remainder interests in the Company equity participation plan. The address of the Reporting Persons is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The name, business address, present principal occupation or employment (including name and address of the corporation or organization in which such employment is conducted) and nationality of each executive officer and director is set forth in Schedule A to this statement and is incorporated herein by its entirety.
     By virtue of the Trustee, solely in its capacity as trustee of the Blue Hill Trust and the Green Hill Trust, joining as a party to the Voting and Support Agreement dated as of May 17, 2010 (the “Voting and Support Agreement”) among Sage Summit LP, Lavender Heights Capital LP, Pierre Lagrange, G&S Trustees Limited in its capacity as trustee of the Lagrange GLG Trust, Emmanuel Roman, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, Noam Gottesman, Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, Jackson Holding Services Inc., Point Pleasant Ventures Ltd. and TOMS International Ltd. (collectively, the “VSA Parties”), Man Group plc (“Man”) and Escalator Sub 1 Inc. (“Merger Sub”) as to the voting of voting securities, the Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the other VSA Parties for purposes of the Exchange Act. Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Exchange Act. On the basis of information provided to the Reporting Persons by the other VSA Parties, the Reporting Persons believe that the VSA Parties are the beneficial owners of an aggregate of

CUSIP No.	37929X 107	SCHEDULE 13D	Page	6	of	12	Pages
159,623,802 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the VSA Parties or over which the VSA Parties have the power to vote (the “Subject Shares”). These Subject Shares represent approximately 50.2% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock held by the VSA Parties, including the Blue Hill Trust and the Green Hill Trust). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the other VSA Parties (including but not limited to accounts or entities under their control) or any other person or entity.
Item 3. Source and Amount of Funds or Other Consideration.
     See the description of the Purchase Agreements under Item 4.
     Pursuant to, and subject to the terms and conditions contained in, the Voting and Support Agreement described in Item 4 below, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares by virtue of joining the Voting and Support Agreement.
Item 4. Purpose of Transaction.
     By virtue of the Voting and Support Agreement, the VSA Parties, including the Blue Hill Trust and the Green Hill Trust, beneficially own shares of Common Stock representing approximately 50.2% (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock held by the VSA Parties) of the Company’s voting power. Accordingly, they have the ability to elect the board of directors and thereby control the management and affairs of the Company. The VSA Parties will also be able to determine the outcome of all matters relating to requiring stockholder approval (other than those requiring a super-majority vote) and will be able to cause or prevent a change of control of the Company or a change in the composition of the board of directors and could preclude any unsolicited acquisition of the Company.
     Under the Share Exchange Agreement dated as of May 17, 2010 (the “Share Exchange Agreement”) by and among Man and the stockholders of the Company party thereto (the “Selling Stockholders”), the Selling Stockholders will exchange their securities of the Company (after exchanging the Exchangeable Securities for shares of Common Stock) for ordinary shares of Man at an exchange ratio of 1.0856 ordinary shares per share of Common Stock, subject to reduction. The consummation of the transactions contemplated by the Share Exchange Agreement is conditioned on the satisfaction or waiver of the conditions to closing set forth under the Agreement and Plan of Merger dated as of May 17, 2010 (the “Merger

CUSIP No.	37929X 107	SCHEDULE 13D	Page	7	of	12	Pages
Agreement”) by and among the Company, Man and Merger Sub, pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Merger”). Concurrently with the execution and delivery of the Share Exchange Agreement, the Selling Stockholders also entered into the Voting and Support Agreement with Man pursuant to which the Selling Stockholders have agreed to vote their voting securities of the Company in favor of the Merger and the other transactions contemplated by the Merger Agreement.
     On June 21, 2010, the Trustee, acting solely in its capacity as trustee of the Blue Hill Trust, entered into an unconditional rescindable purchase agreement with Sage Summit LP, and the Trustee, acting solely in its capacity as trustee of the Green Hill Trust, entered into an unconditional rescindable purchase agreement with Lavender Heights Capital LP (collectively, the “Purchase Agreements”). Under the Purchase Agreements, Sage Summit LP and Lavender Heights Capital LP (collectively, the “LPs”) each sold its entire holding of 8,460,854 shares and 5,640,570 shares of Common Stock, respectively, to the Blue Hill Trust and the Green Hill Trust (collectively, the “Trusts”), respectively, in exchange for a deferred payment obligation, payable in installments on specified dates of delivery of (A) (i) whole shares of Man received by the Trusts in exchange for securities of the Company under the Share Exchange Agreement or (ii) in lieu of all or a portion of the shares of Man described in clause (i) above, an amount in cash equal to the net proceeds from the sale of shares of Man not otherwise being delivered pursuant to the terms of clause (i), in ordinary sales transactions on the London Stock Exchange, together with (B) an amount in cash equal to the cumulative value of all dividends, distributions and other income distributed by Man in respect of the notional number of shares of Man delivered by the Trusts to the LPs; provided, however, that the installment dates and share amounts set forth in the Purchase Agreements may be adjusted to the extent that forfeitures and/or reallocations of membership interests held by certain members of the LPs occur after the date of the Purchase Agreements in accordance with the terms of the LPs’ limited partnership agreements, as applicable. The LPs each have the right to rescind their respective Purchase Agreements with the respective Trusts and reacquire the shares prior to completion of the Merger (or such other date as agreed). By virtue of the LPs’ rights to rescind their respective Purchase Agreements with the respective Trusts and reacquire the shares prior to completion of the Merger (or such other date as agreed), each of the LPs is deemed to also have beneficial ownership of the shares held by the Trusts, respectively, under the SEC rules for determining beneficial ownership.
     By virtue of the Joinder Agreement, dated as of June 21, 2010 by and among Man, Merger Sub, the Company, the LPs and the Trustee, in its capacity as trustee of each of the Trusts, each of the Trusts joined as parties to the Share Exchange Agreement and the Voting and Support Agreement and agreed to perform the obligations of the LPs thereunder.
     Copies of the Share Exchange Agreement, the Voting and Support Agreement, the Joinder Agreement and the Purchase Agreements are filed as Exhibits 1 — 5 hereto, respectively, and are incorporated by reference into this Item 4. The descriptions of the Share Exchange Agreement, the Voting and Support Agreement, the Joinder Agreement and the Purchase Agreements are qualified in their entirety by reference to the copies of the Share

CUSIP No.	37929X 107	SCHEDULE 13D	Page	8	of	12	Pages
Exchange Agreement, the Voting and Support Agreement, the Joinder Agreement and the Purchase Agreements.
Item 5. Interest in Securities of the Issuer.
(a) As a result of the terms of the Voting and Support Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 159,623,802 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the VSA Parties or over which the VSA Parties have the power to vote (the “Subject Shares”). These Subject Shares represent approximately 50.2% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock held by the VSA Parties). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other VSA Party.
     As of the date hereof, the Reporting Persons have the following interests in the Common Stock and Exchangeable Securities:
     Blue Hill Trust
(i)	Amount beneficially owned: 8,460,854 shares

(ii)	Percent of class: 3.4% of outstanding shares of Common Stock[1]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the VSA Parties)[2]

[1]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

[2]	The 159,623,802 shares are held by the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. The Blue Hill Trust may be deemed to have beneficial ownership of these shares. The Blue Hill Trust disclaims beneficial ownership of these shares, except for the 8,460,854 shares reported in (i) above.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	9	of	12	Pages
(c)	Sole power to dispose or direct the disposition: 8,460,854 shares

(d)	Shared power to dispose or direct the disposition: -0-
     Green Hill Trust
(i)	Amount beneficially owned: 5,640,570 shares

(ii)	Percent of class: 2.2% of outstanding shares of Common Stock[3]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the VSA Parties)[4]

(c)	Sole power to dispose or direct the disposition: 5,640,570 shares

(d)	Shared power to dispose or direct the disposition: -0-
     Ogier Fiduciary Services (Cayman) Limited
(i)	Amount beneficially owned: 14,101,424 shares

(ii)	Percent of class: 5.6% of outstanding shares of Common Stock[5]

(iii)	Number of shares as to which such person has:

[3]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

[4]	The 159,623,802 shares are held by the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. The Green Hill Trust may be deemed to have beneficial ownership of these shares. The Green Hill Trust disclaims beneficial ownership of these shares, except for the 5,640,570 shares reported in (i) above.

[5]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 4.5%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	10	of	12	Pages
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the VSA Parties)[6]

(c)	Sole power to dispose or direct the disposition: 14,101,424 shares

(d)	Shared power to dispose or direct the disposition: -0-
Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
     See the descriptions of the Share Exchange Agreement, the Voting and Support Agreement, the Joinder Agreement and the Purchase Agreements under Item 4.
Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Share Exchange Agreement dated as of May 17, 2010 by and among Man and the other stockholders of the Company party thereto included as Exhibit 2.2 to the Current Report on Form 8-K of the Issuer (File No. 001-33217) filed on May 19, 2010, is incorporated herein by reference.

Exhibit 2.	Voting and Support Agreement dated as of May 17, 2010 by and among Man, Merger Sub and the other stockholders of the Company party thereto included as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer (File No. 001-33217) filed on May 19, 2010, is incorporated herein by reference.

Exhibit 3.	Joinder Agreement dated as of June 21, 2010 by and among Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of the Blue Hill Trust and the Green Hill Trust, Sage Summit LP, Lavender Heights Capital LP, Man, Merger Sub and the Company.

[6]	The 159,623,802 shares are held by the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, may be deemed to have beneficial ownership of these shares. Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust and for itself, disclaims beneficial ownership of these shares, except for the 14,101,424 shares reported in (i) above.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	11	of	12	Pages

Exhibit 4.	Purchase Agreement dated as of June 21, 2010 by and between Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of the Blue Hill Trust, and Sage Summit LP.

Exhibit 5.	Purchase Agreement dated as of June 21, 2010 by and between Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of the Green Hill Trust, and Lavender Heights Capital LP.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	12	of	12	Pages
SIGNATURE
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2010	OGIER FIDUCIARY SERVICES (CAYMAN) LIMITED, IN ITS CAPACITY AS TRUSTEE OF THE BLUE HILL TRUST
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

OGIER FIDUCIARY SERVICES (CAYMAN) LIMITED, IN ITS CAPACITY AS TRUSTEE OF THE GREEN HILL TRUST
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

OGIER FIDUCIARY SERVICES (CAYMAN) LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

Schedule A
Executive Officers and Directors of the Reporting Persons.
     The following table sets forth the name, business address, present principal occupation or employment (and address of such organization), beneficial ownership of securities, place of organization and nationality of each executive officer and director of the Reporting Persons.

	Present Principal Occupation or	Beneficial	Percentage of
Name	Employment	Ownership	Class
W. James T. Bagnall (Director) (United Kingdom citizen)	Partner and Attorney at Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Cayman Islands	0	0

Fiona M. Barrie (Director) (United Kingdom citizen)	Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Cayman Islands	0	0

Colin J. MacKay (Executive Director) (United Kingdom citizen)	Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Cayman Islands	0	0

Vijayabalan Murugesu (Director) (Cayman Islands citizen)	Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Cayman Islands	0	0